Exhibit 21.1
LIST OF SUBSIDIARIES*

Name in Corporate Articles	Doing Business As	Jurisdiction
Reflections Interactive Limited	Reflections Interactive Limited	United Kingdom

GT Interactive Software France SARL	GT Interactive Software France SARL	France

GT Interactive Europe Holdings BV	GT Interactive Europe Holdings BV	Holland

ATARI Asia Pacific Pty Ltd.	ATARI Asia Pacific Pty Ltd.	Australia
(in dissolution process)

GT Interactive Software GmbH**	GT Interactive Software GmbH	Germany

GT Interactive Software Europe Ltd.**	GT Interactive Software Europe Ltd.	United Kingdom

*	All entities, except for Reflections Interactive Limited, do not conduct business operations.

**	Denotes a direct subsidiary that itself has non-operating subsidiaries.